Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

April 30, 2020

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Variable Products Series Fund, Inc. - AB Growth and Income Portfolio Post-Effective Amendment No. 79 File Nos. 033-18647 and 811-05398

Dear Mr. Oh:

This letter responds to additional comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on December 30, 2019 (the “Post-Effective Amendment”), on Form N-1A for AB Growth and Income Portfolio (the “Portfolio”), a series of AB Variable Products Series Fund, Inc. (“Registrant”) and (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on April 27, 2020 (“Initial Letter”).1 You provided the additional Staff comments to me by telephone on April 29, 2020.

The additional Staff comments and our responses thereto are set forth below.

Comment 1:	Given the significant market events since the filing of the Post-Effective Amendment, consider whether prospectus disclosure for the Portfolio, including risk disclosure, should be revised. If prospectus disclosure is not revised, explain why Registrant believes no changes are necessary.

1 SEC Accession No. 0000919574-20-003030.

Response:

Prospectus disclosure for the Portfolio since the filing of the Post-Effective Amendment has been amended in light of recent market events. In Registrant’s Post-Effective Amendment No. 83 filed on April 28, 2020 (“PEA No. 83”),[2] new prospectus disclosure for “Market Risk” that appears under the sections “Principal Risks” and “Additional Information About the Portfolios’ Risks and Investments” taken together indicate, among other things, that public health crises, such as pandemic diseases, have and may in the future have an adverse effect on a Portfolio’s investments and net asset value, and can lead to increased market volatility.

Comment 2:

Please acknowledge that the post-effective amendment for the Portfolio will comply with the requirements for investment companies relating to exhibit hyperlinks and filing in HTML format set forth in the FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019).

Response:	Registrant confirms that PEA No. 83 complies with such requirements.
Comment 3:

The Staff reiterates Comment #2 of the Initial Letter, which states that disclosure under “Principal Strategies” should reflect the “income” component of the Portfolio, which is named “AB Growth and Income Portfolio.” Given Registrant’s response to Comment #2 of the Initial Letter, the Staff notes that, independent of the “Names Rule,” Section 35(d) of the Investment Company Act of 1940 prohibits a fund from adopting materially deceptive or misleading names. The Staff further notes that while Registrant indicated in its response that the Portfolio invests significantly in income-generating equity securities, the Portfolio does not disclose under “Principal Strategies” its investment in such securities or otherwise disclose that “income” is a component of its investment objective or strategy. The Staff recommends that such investment be disclosed or that the Portfolio’s disclosure otherwise reflect such “income” component.

Response:

Registrant maintains that the use of “income” in the Portfolio’s name is not misleading or deceptive, given the Portfolio’s strategy and portfolio holdings, as described in its response to Comment #2 of the Initial Letter. Registrant has reviewed its disclosure and believes it is adequate. Registrant respectfully declines to make any disclosure changes at this time and will take the Staff’s comment under advisement.

Comment 4:	The Staff reiterates Comment #6 of the Initial Letter, which states that under “Principal Strategies,” Registrant should clarify the meaning of “a primary research universe of largely U.S. companies” that the investment team screens. The Staff suggests that clearer wording be used to reflect the Portfolio’s initial focus largely or mostly on U.S. companies.

2 SEC Accession No. 0000919574-20-003038.

Response:

Registrant has reviewed the disclosure and believes that the description of the research universe is clear and understandable to investors. Registrant respectfully declines to make any disclosure changes at this time and will take the Staff’s comment under advisement.

Comment 5:

The Staff reiterates Comment #8 of the Initial Letter, which states that under “Principal Strategies,” Registrant should explain the meaning of “management teams that are good stewards of shareholder capital.” The Staff notes that the disclosure should be in “plain English” and suggests that this phrasing be clarified, perhaps with the explanatory language Registrant provides in its response to Comment #8 of the Initial Letter.

Response:	As indicated in its response to Comment #8 of the Initial Letter, Registrant believes that this disclosure reflects commonly used terminology and is sufficient. Registrant respectfully declines to make any disclosure changes at this time and will take the Staff’s comment under advisement.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Stephen J. Laffey, Esq. Paul M. Miller, Esq.